Steven Glauberman, Esq.
SGlauberman@beckerlawyers.com
Phone: (212) 599 3322 ext. 25115
Fax: (212) 557-0295

Becker & Poliakoff, LLP
45 Broadway, 17th Floor
New York, New York 10006

August 10, 2022

Via EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ms. Amanda Kim

Mr. Mitchell Austin

Re:	Venus Acquisition Corporation Response to the Staff’s Comments on Preliminary Proxy Statement on Schedule 14A as filed August 3, 2022 File No. 001-40024

Dear Ms. Kim and Mr. Austin:

On behalf of our client, Venus Acquisition Corporation, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 9, 2022 on the Company’s Preliminary Proxy Statement on Schedule 14A submitted on August 3, 2022 (the “Preliminary Proxy Statement”).

Concurrently with the submission of this letter, the Company is submitting the Amendment No. 1 of the Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Proxy Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Proxy Statement.

Preliminary Proxy Statement on Schedule 14A Filed on August 3, 2022

Questions and Answers about the Business Combination and the Extraordinary General Meeting, page 1

1.	Several of these questions and answers reference only the original deadline for consummating the business combination (February 11, 2022). Please revise these Q&As to clarify that the deadline has been extended. Make similar revisions throughout the filing.

In response to the Staff’s comments, the Company has revised the disclosure in the Amended Proxy Statement on page 2, 24, 112 in accordance with the Staff’s instructions.

What happens if the Business Combination is not consummated?, page 8

2.	Revise the answer to this question to clarify the number of times that the deadline to consummate a business combination has been extended, and how the company has approved such extensions.

In response to the Staff’s comments, the Company has revised the disclosure in the Amended Proxy Statement on page 8 in accordance with the Staff’s instructions.

Summary of the Proxy Statement The Parties to the Business Combination Venus Acquisition Corporation, page 11

3.	Update this section to clarify whether the deadline to consummate a business combination was extended beyond the July 11, 2022 deadline. In addition, disclose that the merger agreement was recently amended to extend the outside termination date to November 11, 2022. Clarify whether the board has had to take any additional steps to extend this termination date.

In response to the Staff’s comments, the Company has revised the disclosure in the Amended Proxy Statement on page 11 in accordance with the Staff’s instructions.

The Business Combination and the Merger Agreement, page 18

4.	Revise to disclose that the merger agreement was recently amended and describe what was changed.

In response to the Staff’s comments, the Company has revised the disclosure in the Amended Proxy Statement on page 18 in accordance with the Staff’s instructions.

Domestic Issuer Status, page 19

5.	Update the company's domestic issuer status

In response to the Staff’s comments, the Company has revised the disclosure in the Amended Proxy Statement on page 19 in accordance with the Staff’s instructions.

Risk Factors If New Venus cannot satisfy, or continue to satisfy, the initial listing requirements..., page 82

6.	In light of the recent trend of significant redemptions associated with deSPAC transactions, discuss the likelihood that the company will be able to satisfy the 300 round lot holder requirement for continued Nasdaq listing following the Business Combination

In response to the Staff’s comments, the Company has revised the disclosure in the Amended Proxy Statement on page 82 in accordance with Staff’s instructions.

General

7.

We note the revisions made in response to prior comment 1, including disclosure that VIYI has "no plan for future operations through any of the three Hong Kong subsidiaries." Please revise to clarify whether the Hong Kong subsidiaries will remain a part of VIYI's organizational structure or whether these subsidiaries will be completely removed. To the extent VIYI continues to have operations in Hong Kong, or has directors and officer located in Hong Kong, you should revise to discuss the commensurate laws and regulations in Hong Kong, if applicable, and any risks and consequences to the company associated with those laws and regulations. For example, and to the extent applicable, please revise to:

●	provide additional disclosure related to the enforceability of civil liabilities in Hong Kong if VIYI has directors or officers located in Hong Kong;
●	disclose on the cover page how any regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact VIYI's ability to conduct its business, accept foreign investments, or list on a U.S. or foreign exchange; and
●	provide risk factor disclosure to explain whether there is any commensurate laws or regulations in Hong Kong or Macau which result in oversight over data security and explain how this oversight impacts VIYI's business and the offering and to what extent VIYI believes that it is compliant with the regulations or policies that have been issued

In response to the Staff’s comments, the Company has revised the disclosure in the Amended Proxy Statement on cover page and page 53 in accordance with the Staff’s instructions.

8.	We note that in amendment no. 2 to the merger agreement VIYI has provided June 30, 2022 financial statements to Venus. Tell us why this information has not been provided in the proxy statement.

The June 30, 2022 financial statements of ViYi have not been provided in the proxy statement because as of the date hereof ViYi has not delivered such financial statements to Venus. In response to the Staff’s comments, the Company and Venus have executed Amendment No. 4 to the Merger Agreement to remove the requirement of the June 30, 2022 financial statements of VIYI as a representation and warranty in Section 4.8 of the Merger Agreement and to require such financial statements to be provided not later than September 15, 2022 pursuant to a new covenant in Section 7.2 of the Merger Agreement.

If you have any questions regarding the Amended Proxy Statement, please contact the undersigned by phone at (212) 599 3322 ext. 25115 or via e-mail at SGlauberman@beckerlawyers.com.

Very truly yours,

/s/ Steven Glauberman, Esq.

cc:	Yang Ge (DLA Piper) Bill Huo (Becker)

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